
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cabotage Corporation

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> August 14, 2024

Physical Address of Issuer:

18 Chester Road, Montclair, NJ 07043

Website of Issuer:

https://www.revolutionracecars.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) three percent (3%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

21,551

Price (or Method for Determining Price):

$3.48

Target Offering Amount:

$74,997.48

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,999.80

Deadline to reach the Target Offering Amount:

May 19, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

The Issuer currently has zero employees. In Abbott Automotive Ltd, the wholly owned subsidiary of the Issuer, there are ten full-time employees (all based in the United Kingdom).

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$2,776,366	$3,212,534
Cash & Cash Equivalents	$35,279	$133,205
Accounts Receivable	$46,053	$149,420
Short-term Debt	$1,320,658	$6,473,443
Long-term Debt	$40,482	$52,001
Revenues/Sales	$2,529,765	$2,370,650
Cost of Goods Sold	$2,253,155	$2,099,575
Taxes Paid	$0	$0
Net Income/(Loss)	$3,757,539	($1,218,228)

The Issuer's financial statements are consolidated to include accounts of subsidiaries.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Cabotage Corporation



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $74,997.48 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.80 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $1,000,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by May 19, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/revolution-race-cars (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Charter. All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Amended and Restated Certificate of Incorporation, as amended ("**Charter**").

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

The Securities shall not have voting rights unless otherwise provided for by the Issuer and as described herein. The Issuer and certain stockholders entered into that certain (i) Voting Agreement dated as of November 4, 2024, (ii) Right of First Refusal and Co-Sale Agreement dated as of November 4, 2024, and (iii) Pledge, Forfeiture, Buyout and Put Agreement dated as of November 4, 2024.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur, and if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference, except as set forth herein and in the Issuer's Charter.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) three percent (3%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other factors.

Our business is sensitive to adverse conditions affecting automobile dealers, manufacturers, their suppliers and the market for automobiles. For example, starting in 2020, the automotive industry experienced a decline in inventory supply due to disruptions related to the coronavirus pandemic that resulted in shortages of critical parts. Despite improvements in inventory levels, industry-wide levels still have not reached pre-pandemic levels and certain manufacturers have experienced slower recoveries in inventory levels than others. We cannot guarantee that our manufacturing and inventory supply will ever fully return to historic levels. Furthermore, the imposition of tariffs by

the United States government could result in lower imports and exports of automobiles or shortages of critical parts, causing additional pressure on the supply chain and lower inventory levels.

The reduced inventory and increased prices have had several negative effects on our business, which may persist even as inventory shortages subside. These effects include, but are not limited to: a reduction in dealers' willingness to participate in our network and corresponding pressure on our revenue; an adverse effect on consumer satisfaction with our services due to high vehicle prices; and an adverse impact on the amount of inventory available, all of which negatively impact our business. We cannot predict when, if ever, the impacts from these automobile inventory-related issues will fully subside. Unless our business is able to recover from the ensuing adverse effects, there will likely be continued adverse impacts on our business, results of operations and prospects.

Labor disputes, strikes or similar activities, whether impacting automobile manufacturers, their suppliers, or the supply chains through which automobiles and their components are delivered may have an adverse impact on our business if such disruptions result in reduced automobile inventory supply, an increase in the prices of automobiles or otherwise reduce the demand for new automobiles. We cannot predict the impacts of any future labor activity on inventory levels, consumer sentiment or the larger automotive ecosystem, and any such impacts may negatively affect our business and results.

In addition, our business may be negatively affected by challenges faced by the larger automotive ecosystem, including challenges arising from growth in car manufacturer subscription service offerings and other alternative business models that may reduce the value proposition or competitiveness of our services and cars, automotive tariffs, natural disasters, pandemics and other macroeconomic issues. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on the success of our marketing strategies.

We plan to enhance our brand recognition, improve our brand reputation, and grow our client base by substantial investments in marketing and business development activities. However, we cannot guarantee that our strategies or spending will have their anticipated effect or generate revenue. We face a number of challenges in the sale and marketing of our vehicles, including, without limitation:

- we compete with other race car, motorsport, and luxury automotive manufacturers for consumer spending;
- demand in the race car and luxury automobile industry is highly volatile;
- we may not be able to keep up with consumer demand, thereby resulting in unreasonably lengthy delivery timeframes of our vehicles;
- the final delivered aesthetic, performance, and quality of our vehicles may vary and may not meet customer's expectations;
- our brand image could be harmed due to negative publicity affecting our suppliers, vendors, and our vehicle makes or models; and
- it is expensive to establish a strong brand, and we may not succeed in establishing, maintaining, and strengthening our brand in a cost-efficient manner.

We may not succeed in continuing to maintain and strengthen our reputation and brand, and our reputation and brand could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, business partners, or the automotive industry in general. If we are unable to efficiently enhance our brand and market our vehicles, this may have a material and adverse effect on our business, prospects, financial condition, and operating results.

Our business is highly specialized and dependent on a continuing demand for race cars.

Our vehicles are highly sought after race cars. For many of our consumers, vehicles purchased from us are not the consumers' primary source of transportation. Our future growth is dependent on the continuing consumer demand for race cars, the prospects of which are subject to many uncertainties, including the global economy, unforeseeable health crises, and/or other force majeure events. Any change in the economic climate could result in consumers curbing their spending, and it is likely that luxury items, such as our vehicles, would be among the items first affected by any such reduced spending, which would in turn adversely affect our business, prospects, results of operations and financial condition.

Our vehicles may be subject to changes in technology and competitiveness.

Our vehicles contain current technologies that may cease to be legal or competitive as the rules, and regulations of sanctioning bodies are modified and technologies are updated. Additionally, governing sanctioning bodies are expected to regularly hold discussions with manufacturers and competitors regarding implementing updated models and technologies that may have an adverse effect on our business. To the extent that sanctioning bodies may change their rules and regulations so that our vehicles do not comply with the changed rules or regulations, our business will be adversely affected.

If we are no longer affiliated with Abbott Automotive Ltd, trading as Revolution Race Cars, we may be unable to continue to benefit from that relationship, which may adversely affect our operations and have a material adverse effect on us and our business, results of operations and financial condition.

Revolution Race Cars is a race car manufacturer, servicing customers in Europe, North America, Australia, and Asia. We have historically relied on Revolution Race Cars to provide access to its audience to market, communicate and engage with customers regarding our product offerings and services. If we no longer have access to the audience of Revolution Race Cars, this could adversely affect our business, results of operations and financial condition. In the event that we are no longer affiliated with Revolution Race Cars, our ability to evolve in the motorsport industry may be adversely impacted.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and we may not be able to effectively grow our business or implement our business strategies.

We were incorporated and started operating in August 2024. As such, we do not have a long history operating as a commercial company. Due to this and other factors, our operating results are not predictable, and our historical results may not be indicative of our future results. We believe that our ability to grow our business will depend on many risks and uncertainties, including our ability to:

- develop new sources of revenue;
- expand our brand awareness;
- further improve the quality of our products and services, and introduce high-quality new products, services and features; and
- continue developing innovative technologies embedded in our vehicles.

There can be no assurance that we will meet these objectives. Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. We will need to improve our operational, financial and management controls. Additionally, we will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture. If we cannot manage our growth effectively, our business could be harmed, and our results of operations and financial condition could be materially and adversely affected.

The automotive retail industry in general and our business in particular are sensitive to economic conditions. These conditions could adversely affect our business, sales, results of operations and financial condition.

We are subject to national and regional U.S. economic conditions. These conditions include, but are not limited to, recession, inflation, interest rates, unemployment levels, the state of the housing market, gasoline prices, consumer credit availability, consumer credit delinquency and loss rates, tariffs or the imposition of new tariffs, trade wars, barriers or restrictions, or threats of such actions, personal discretionary spending levels, and consumer sentiment about the economy in general. These conditions and the economy in general have been, and in the future may be, affected by significant national or international events such as a global health crisis or current geopolitical conditions. When these economic conditions worsen or stagnate, it can have a material adverse effect on consumer demand for vehicles generally, demand from particular consumer categories or demand for particular vehicle types. It can also negatively impact availability of credit to finance vehicle purchases for all or certain categories of consumers. This could result in challenges to vehicle affordability, lower sales, decreased margins on units sold, and decreased profits. For example, tariffs impacting the availability and price of automotive parts for our vehicles could also adversely impact our business. This could result in increased costs and decreased margins on units sold. Any significant change or deterioration in economic conditions could have a material adverse effect on our business, sales, results of operations and financial condition.

We face significant racing competition.

We principally compete with other race car manufacturers. In addition, there are relatively low barriers to entry into these markets and we expect to continue to face competition from new entrants into these same markets. There can be no assurance that we will be able to compete successfully in these markets.

Our business revenue model could fail.

Our revenue model is new and evolving, and we cannot be certain that it will be successful. Our present revenue model is comprised of manufacturing and selling the 300. The potential profitability of this business model is unproven for companies of our size. Accordingly, we cannot assure you that our business model will be successful or that we can sustain revenue growth or achieve or sustain profitability. If our business model is not successful we could be forced to curtail our operations.

We are not currently registered to conduct business in the State of New Jersey.

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer conducts business from the State of New Jersey. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New Jersey. The Issuer intends to engage in all such actions as promptly as possible.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) three percent (3%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will grant the Chief Executive Officer of the Company an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf.

In connection with investing in this Offering, each Investor will irrevocably appoint the Chief Executive Officer of the Issuer, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities that are owned or may be owned by such Investor, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the Investor and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The Chief Executive Officer will be authorized and empowered to act as the Investor's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Issuer, including any postponement, recess or adjournment thereof, or in any other circumstance, however called (each a "**Meeting**"), and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Issuer for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Each Investor will further revoke any and all prior proxies given by such Investor with respect to the Securities or the Proxy Shares. The proxy will be coupled with an interest and be irrevocable until, and each Investor will agree not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date such Investor's subscription agreement is accepted by the Issuer, upon which date the proxy will terminate, but until such date, it will remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities to the Custodian. Thus, by participating in the Offering, Investors will grant broad discretion to the Chief Executive Officer of the Issuer to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Chief Executive Officer to take certain actions on behalf of the investor. Currently, Zac Moseley, our Chief Executive Officer, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at his discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Mr. Moseley may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Moseley may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities swill be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Cabotage Corporation owns 100% of the equity in Abbott Automotive Ltd who trades as Revolution Race Cars.

Revolution Race Cars is a UK based race car manufacturer, servicing customers in Europe, North America, Australia and Asia.

In the ever-evolving realm of motorsport, a noticeable rift has emerged between top-tier series with a 'cost no object' philosophy and the amateur level motorsport enthusiasts. The former pushes technology to unprecedented levels, often leaving the latter and manufacturers lagging behind. Revolution Race Cars has taken up the challenge to bridge this gap. Our mission is to bring cutting-edge technology and the very highest safety standards within reach of the broader motorsport community, ensuring that innovation is not confined to the elite.

The Revolution is a lightweight sports car that packs a punch up to 500bhp from its dry-sump Ford V6 engine. Proven reliability is a key component within this package. Its performance is matched with some of the lowest running costs, with up to 10,000km or 100 hours between rebuilds. Fitted with a unique exhaust system and fine engine tuning it also comes with ultra-sharp throttle response and a brilliant soundtrack. It is mated to a 3MO 6-speed gearbox utilising GP2 technology to again provide reliability and ease of use. It's easy-to-maintain, cost-effective to run and has accessible handling and performance. It can be enjoyed and exploited by all levels of driver, from those wishing to enjoy track-days, to those on a career path to Le Mans. We are not challenging the status quo, we are re-defining it! "The revolutionary concept is in every detail".

Revolution's tagline captures the ethos and passion behind our team: "Built by racers for racers."

The Issuer conducts its business through its wholly-owned subsidiary Abbott Automotive Ltd, Trading as Revolution Race Cars, formed in the United Kingdom on September 18, 2017.

Business Plan

Founded in 2017 by father-and-son duo Phil and James Abbott, Revolution was established to bring innovation in motorsport beyond the elite.

Phil Abbott, co-founder of Radical Sportscars in 1997, grew Radical to over 140 employees, leading the developing of 10 models, productionising race car manufacturing and selling more than 2,000 cars, reshaping the landscape of club motorsport as we know it. Reflecting on his inspiration, Phil says, "Nobody had built the car I wanted to buy and race, so I decided to make it myself."

By 2016, Phil was ready for a new challenge. He and James spent countless hours at pitlanes worldwide, observing a growing divide between top-tier racing series and grassroots feeder series. They realised the car racers truly wanted to own and compete in simply didn't exist.

With a bold vision for the future of club motorsport, the Abbotts set out to create something revolutionary once again.

Resultantly, Revolution brought together some of the best talent in motorsport. United by a shared passion for designing exceptional race cars, the team is dedicated to delivering innovative products and outstanding customer service. Revolution cars set new benchmarks for safety while offering unparalleled quality, value, and performance.

Phil Abbott's proven track record in designing successful race cars and building race car companies is the foundation of Revolution's success. His 50 years of expertise, including co-founding Radical and producing over 2,000 race cars, ensures a legacy of innovation and quality.

Revolution sells two models based on the same A1-R chassis. The two models are a normally aspirated 427bhp car and a 500bhp supercharged version. The 500bhp model, named the 500 EVO, offers class leading performance, and delivers LMP3 performance levels. This means the car is at the every top end of club motorsport.

Revolution has identified an opportunity to develop a new model, named the 300. The 300 is designed to target the entry-level prototype market. It will be priced at around $130,000, feature less downforce and reduced horsepower, but will retain the core Revolution DNA—such as a carbon fiber safety cell and advanced technologies. The 300 is expected to sell in high volumes, and based on Phil's past experience at Radical, entry-level models often drive additional sales of higher-tier offerings.

At $130,000, the 300 cracks the larger market wide open offering:
- **Competitive Price Point**: At around $130,000, it's perfectly priced to attract racers, track day drivers and race schools to support volume sales.
- **Cockpit**: Introducing a first of it's kind cockpit combining the best of both worlds between open and closed top prototype racing. Designed to elevate driver safety, enhance comfort, and redefine race car styling.
- **Safety and performance:** No other car at this price offers such performance and safety.
- **Carbon Tub Construction**: The only car in its class and price point with a carbon fiber safety cell, providing top-tier protection.
- **Pathway to Le Mans**: A cost-effective entry into prototype racing for aspiring professionals.
- **Two seat prototype:** Providing a perfect school car for race schools.
- **Superior Performance & Reliability**: Designed for high performance and reduced maintenance needs.
- **Enhanced Safety:** Advanced safety features make it one of the safest cars in its category.
- **Sustainable**: 80% less energy in composite manufacturing & developed to run on synthetic fuels.

The current fund raise is to raise the capital to bring the 300 to market.

Each high-performance car Revolution sell brings in six figures of revenue, and they have already delivered 55+ worldwide. But car sales are just the beginning. Revolution owners return year after year for parts, tires, and tune-ups, creating steady, high-margin recurring income.

Revolution also host exciting racing events where drivers rent cars hassle-free, generating additional income and expanding the pipeline of future buyers.

With the new, more accessible A-Two 300 model priced around $130k, Revolution are positioned to attract a broader customer base, accelerating Revolution's growth. Revenue is forecasted to more than triple between 2024 and 2026, and they expect to double again by 2028:

	TYF25	TYF26	TYF278	TYF28
EVO Sales Volume	29*	15	15	20
300 Sales Volume	0	36	48	60
Used Sales Volume	7	3	6	6
Revenue	$9.5m	$10.7m	$14m	$19.3m
EBITDA	$0.5m	0.7m	1.6m	$2.8m

*EVO sales volumes in 2025 include a tender to produce 25 cars for a TV backed e2Real racing league, which Revolution have been informed they have won the tender. Without that tender 2025 revenue is forecast to be $3.8m with $0.1m EBITDA.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
New Car Sales	Accounting for 36% of 2024 revenues. Revolution sells two models based on the same A1-R chassis. The two models are a normally aspirated 427bhp car and a 500bhp supercharged version.	New and used cars are sold though the dealer network. Revolution have established a dealer network that sees dealers in UK, USA, Canada, Korea, Germany, Australia, Channel Islands and Portugal. https://www.revolutionracecars.com/dealers

Used Car Sales	Accounting for 13% of 2024 revenues. Revolution hold a stock of used cars that have previously been used for arrive and drive services or which have been traded in by customers against a new car. These are sold via the web site: https://www.revolutionracecars.com/showroom	New and used cars are sold though the dealer network. Revolution have established a dealer network that sees dealers in UK, USA, Canada, Korea, Germany, Australia, Channel Islands and Portugal. https://www.revolutionracecars.com/dealers
Parts Sales	Accounting for 36% of 2024 revenues. Revolution sell parts direct or via dealers to customers to keep their race car on track. This can be parts required as a result of accident damage or for prescribed maintenance routines. This is a key revenue stream for the company.	This is a very predicable repeatable revenue based on volume of cars in the market. Parts are sold via the dealer network in UK, USA, Canada, Korea, Germany, Australia, Channel Islands and Portugal
Arrive and drive services	Accounting for 6% of 2024 revenues. Revolution Race Cars offer arrive & drive services for racers wanting to compete in the UK, European or USA series. Whether a customer wants to own their own Revolution and have the factory team prepare and run their car, or whether the customer simply wants to rent a car each weekend, Revolution and its worldwide network of certified dealer teams have a solution. This covers both race weekends and or track/test days.	UK, Europe and USA
Carbon Fiber Sales	Accounting for 9% of 2024 revenues. Via the Carbon Fusion brand, Revolution has assembled a comprehensive team of professionals with diverse expertise from the motorsport sector. Specialising in Infused Carbon Reinforced Polymer applications for the motorsport industry we can provide carbon products to the wider motorsport sector.	UK

Customer Base



MARKET
Current worldwide Revolution motorsport market size by territory
RoW
5.0%
Asia
5.0%
Austrailia
10.0%
Europe
20.0%
USA and Canada
60.0%

MARKET
Revolution Transcends Cost vs. Performance
Conventional wisdom holds that higher speeds come with higher costs. Revolution defies this by offering top-tier performance at lower running costs. The Revolution 300, with its competitive purchase price and reduced running costs, will attract a much larger market and make top-tier racing more accessible than ever.
PERFORMANCE
PERFORMANCE
LMP3
$325,000 Purchase Price
$125,000/weekend
GT3 Cup
$275,000 Purchase Price
$60,000/weekend
GT4
$240,000 Purchase Price
$40,000/weekend
Revolution EVO
$250,000 Purchase Price
$20,000/weekend
Vintage Racing
$50-250,000 Purchase Price
$15-30,000/weekend
Revolution 300
$130,000 Purchase Price
$15,000/weekend
Club Racing
$30-100,000 Purchase Price
$7-10,000/weekend
ARRIVE AND DRIVE RACE COSTS
MARKET SIZE

A Revolution can be enjoyed and exploited by drivers of all levels — from those looking to enjoy track days to those on a professional path toward Le Mans.

Revolution typically attracts three key customer profiles:

- Track Day Driver (Country Club Member): Typically someone who has succeeded in another career and participates in motorsport for fun. Often family-oriented, so the car's safety features are a strong selling point. The two-seat layout also allows for a driver coach to be on board.

- Enthusiast Race Car Driver: Similar to the track day driver, this individual races primarily for enjoyment. They are often financially established and value the car's high safety standards, especially if they have a family.

- Career Professional: Our cars offer an ideal pathway into Le Mans Prototype racing for aspiring professionals aiming for Le Mans. These drivers are drawn to the performance and advanced technology our vehicles provide.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$14,999.496	2.757%	$34,049.932
300 design & tooling	25%	$18,749.370	30.243%	$373,500.002
300 test and development	10%	$7,499.748	14.000%	$172,899.972
300 launch and marketing	10%	$7,499.748	14.000%	$172,899.972
Working capital (spares, debt service, general etc)	35%	$26,249.118	39.000%	$481,649.922
Total	**100%**	**$74,997.48**	**100%**	**$1,234,999.80**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zac Moseley	Chairman	2005 to present: Co-founder – COO of Classic Car Club, Inc.	BS Architectural Engineering CU Boulder 1999
Nigel Redwood	MD Director	April 2020 to present: Non-Executive Chairman Atlas Cloud Ltd April 2021 to preset: Non-Executive Chairman Shaping Cloud Ltd Aug 2022 to present: Non-Executive Chairman Pivigo Limited Mar 2023 to August 2024: Revolution Race Cars Head of Sales and Marketing August 2024 to present: Revolution Race Cars Managing Director	University of Staffordshire BA (Hons), Business Administration Grade: 1st Class Hons 1995 - 1997
Phil Abbott	Co-Founder and COO Director	2017 to present: Co-founder & Ops Director Abbott Automotive Ltd trading as Revolution Race Cars	Motor vehicle technology and design principles part 2 and 3 Peterborough Technical College 1971-1974 Additional support technologies 1973-1976
Marc Russell	Director	2008 to present: 557 1st St Corp (DBA Northern Soul) Position - Owner Bar / Restaurant Hoboken, NJ 2021 to present: Pro Sending Solutions Position - Owner Car Dealership Highland Falls, NY	NORTH WEST REGIONAL COLLEGE Media and Communications major 1997-2000
James Abbott	Co-Founder & Head of Product Development	2017 to present: Co-founder & Head of Product Development Revolution Race Cars	B-Tec National Diploma in Motorsport Engineering. From the National Collage for Motorsport. 2010-2011

Zac Moseley

Zac Moseley has spent the past 20 years operating Classic Car Club Manhattan, where members join to drive exceptional cars. Beyond just cars, Classic Car Club offers its members access to a wide range of automotive and motorsport experiences, with racing at the front of the grid being the pinnacle of its offerings. With backgrounds in engineering, hospitality, and entrepreneurship, Zac serves as Revolution Race Cars Chairman, shaping Revolution's future offerings and experiences through racing.

Nigel Redwood

Nigel has 25+ years of board level experience, both as MD of private equity backed businesses and CEO of a listed public company. He combines that commercial experience with a strong motorsport background as a championship winning driver and team manager. His long-standing relationship with Phil Abbott began in 2006 when he won the Radical Enduro Championship. In 2023, he joined Revolution Race Cars as a consultant, focusing on sales, marketing strategy, and securing investment. His transition to full-time Managing Director highlights his commitment to Revolution's vision.

Phil Abbott

Phil, a distinguished BRDC Member and motorsport icon, has an engineering background from Rolls Royce and Jaguar. His journey in race car manufacturing began at Spyder Engineering, specializing in replacement Lotus chassis and suspension. Co-founding Radical, he capitalized on the demand for high-quality national-level race cars, achieving international success. In 2017, he co-founded Revolution with his son James.

Marc Russell

Marc, a seasoned Automotive and Hospitality entrepreneur, was so impressed by the Revolution after only a few laps of Portimão, that he immediately bought one! His 500SC was one of the first to campaign in the American cup and his new EVO allocation arrives in 2024. Marc was so captivated in the product, team, and future potential that he ultimately invested in the company. "I never in a million years, thought I would be driving a car at this pace on the world's most iconic race tracks, its bucket list material".

James Abbott

James Abbott, co-founder of Revolution and a British Formula Ford and F3 race winner, brings extensive expertise in race car development and engineering. His experience with Radical, Ligier, and special projects with Aston Martin and Imperial College London give him a unique perspective into every element of a race car.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 8,000,000 shares of common stock of which 5,164,286 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,164,286
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Bounce Back Loan
Creditor	Barclays Bank UK PLC
Amount Outstanding	$21,025
Interest Rate and Amortization Schedule	Interest Rate: 2.50%; Principal Amount of $65,335
Description of Collateral	None
Other Material Terms	None
Maturity Date	October 27, 2026
Date Entered Into	October 27, 2020

Type	Loan
Creditor	Armada Investments Limited
Amount Outstanding	$23,950
Interest Rate and Amortization Schedule	Interest Rate: 24.50%; Principal Amount of $46,900
Description of Collateral	1 x Man TGX Tractor Unit registration BX59 GCO Chassis Number WMA10XZZ28W116553 & 1 x Adcliffe Race Trailer Chassis Number H032000001727
Other Material Terms	None
Maturity Date	June 1, 2026
Date Entered Into	June 1, 2023

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Classic Car Club International Inc.	1,737,890 shares of Common Stock	33.65%
Philip Abbott	1,239,429 shares of Common Stock	24.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of March 31, 2025, the Issuer had an aggregate of $49,422 in cash and cash equivalents, leaving the Issuer with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	Asset Pledge of £615,000.00; Cash equal to £750,000.00	3,615,000 shares	General Working Capital	November 4, 2024	Section 4(a)(2)
Common Stock	$300,000*	108,450 shares	General Working Capital	February 12, 2025 - March 19, 2025	Section 4(a)(2)
Common Stock	$154.9286	1,549,286 shares	General Working Capital	August 14, 2024	Section 4(a)(2)

*This amount references the purchase of six units which includes shares of Common Stock and certain investor perks set forth in that certain Investor Agreement.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- In fiscal years 2022 and 2023, the Company received non-interest-bearing loans from two members, KREUZKAPELLE AG and Jean Gandar, amounting to $4,397,741 and $733,860, respectively, with no defined maturity date. During the fiscal year ended October 31, 2024, the loan was forgiven by the lenders, amounting to $4,863,045, and the same has been recorded as other income in the statement of operations. As of October 31, 2024 and 2023, the outstanding balances of the loan were $345,052 and $53,619, respectively.
- On November 4, 2024, the Issuer and certain purchasers entered into that Common Stock Purchase Agreement. Some of the purchasers under such agreement include: CSC Holdings One, LLC (Zac Mosely is the Manager), Classic Car Club International Inc. (Zac Mosely is the President), and Krux Capital Investments LLC (Marc Russell is the Manager).
- Carbon Fusion Ltd is a supplier of structural carbon parts to Revolution Race Cars. As of October 31, 2024, the Issuer has purchased part of the total amount of $29,111.
  - Carbon Fusion Ltd is currently owned 100% by Fast Lane Manufacturing Group Ltd, shareholders of which are:
    - Amanda Abbott – 33.33%
    - James Abbott – 27.78%

- - Nigel Redwood – 27.78%
    - Dominik Dierkes – 11.11%
- Triple C Racing LLC is now owned by Cabotage Corporation and is a dealer race team in the USA.
- On April 2, 2024, Phil Abbott, founder and Director, purchased a used car from Abbott Automotive Ltd for $77,500+ 20% VAT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.revolutionracecars.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Cabotage Corporation

By:

/s/ Zac Moseley
_____
(Signature)

 Zac Moseley
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Philip Abbott
_____
(Signature)

Philip Abbott
_____
(Name)

Director
_____
(Title)

April 28, 2025
_____
(Date)

/s/ Nigel Redwood
_____
(Signature)

Nigel Redwood
_____
(Name)

Director
_____
(Title)

April 28, 2025
_____
(Date)

/s/ Zac Moseley

(Signature)

Zac Moseley

(Name)

Director

(Title)

April 28, 2025

(Date)

/s/ Marc Russell

(Signature)

Marc Russell

(Name)

Director

(Title)

April 28, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CABOTAGE CORPORATION

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2024 AND 2023
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Cabotage Corporation
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Cabotage Corporation (the "Company,"), which comprise the consolidated balance sheets as of October 31, 2024 and October 31, 2023, and the related consolidated statements of operations, statements of shareholders' equity (deficit), and cash flows for the year ending October 31, 2024 and October 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 02, 2025
Los Angeles, California

CABOTAGE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of October 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 35,279	$ 133,205
Accounts Receivable, net	46,053	149,420
Inventory	1,875,855	1,809,667
Prepaids and Other Current Assets	67,972	249,780
Total Current Assets	**2,025,158**	**2,342,072**
Property and Equipment, net	99,658	108,481
Intangible Assets	651,550	761,981
Total Assets	**$ 2,776,366**	**$ 3,212,534**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 512,234	$ 238,203
Current Portion of Loans and Notes	17,469	17,469
Related Party Loans	398,671	5,131,601
Deferred Revenue	220,155	946,756
Other Current Liabilities	172,129	139,413
Total Current Liabilities	**1,320,658**	**6,473,443**
Promissory Notes and Loans	40,482	52,001
Total Liabilities	**1,361,140**	**6,525,444**
STOCKHOLDERS' EQUITY		
Common Stock	516	-
Additional Paid in Capital	2,294,982	-
Other Comprehensive Income	(100,789)	(183,019)
Member's Equity	-	1,407,130
Accumulated Deficit	(779,483)	(4,537,022)
Total Stockholders' Equity	**1,415,226**	**(3,312,910)**
Total Liabilities and Stockholders' Equity	**$ 2,776,366**	**$ 3,212,534**

See accompanying notes to consolidated financial statements.

For the Year Ended October 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	2,529,765	$	2,370,650
Cost of Goods Sold		2,253,155		2,099,575
Gross Profit		**276,610**		**271,075**
Operating Expenses				
General and Administrative		1,323,088		1,694,636
Selling and Marketing		17,062		13,196
Total Operating Expenses		**1,340,150**		**1,707,831**
Net Operating Loss		**(1,063,540)**		**(1,436,756)**
Interest Expense		104,987		1,147
Other Loss/(Income)		(4,856,298)		(12,277)
Income Before Provision for Income Taxes		**3,687,771**		**(1,425,626)**
Provision/(Benefit) for Income Taxes		(69,768)		(207,398)
Net Income/(Net Loss)	$	**3,757,539**	$	**(1,218,228)**

See accompanying notes to consolidated financial statements.

CABOTAGE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Other Comprehensive Income	Member's Equity	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance—October 31, 2022	-	$ -	$ -	$ -	$ 1,333,588	$ (3,318,794)	$ (1,985,206)
Member's Contribution	-	-	-	-	73,542	-	73,542
Foreign Currency Translation Adjustment	-	-	-	(183,019)	-	-	(183,019)
Net Loss	-	-	-	-	-	(1,218,228)	(1,218,228)
Balance—October 31, 2023	-	$ -	$ -	$ (183,019)	$ 1,407,130	$ (4,537,022)	$ (3,312,910)
Member's Contribution					888,367		888,367
Incorporation of Cabotage Corporation -on August 14, 2024	5,164,286	516	2,294,982	-	(2,295,498)	-	-
Foreign Currency Translation Adjustment	-	-	-	82,229	-	-	82,229
Net Income	-	-	-	-	-	3,757,539	3,757,539
Balance—October 31, 2024	5,164,286	$ 516	$ 2,294,982	$ (100,789)	$ -	$ (779,483)	$ 1,415,226

See accompanying notes to consolidated financial statements.

CABOTAGE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended October 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss	$ 3,757,539	$ (1,218,228)
Adjustments to Reconcile Net Income/Loss to Net Cash Provided by Operating Activities		
Depreciation of Property	23,757	23,967
Amortization of Intangibles Assets	347,469	910,868
Loan Forgiveness Gain	(4,863,045)	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	103,368	118,744
Inventory	(66,189)	159,217
Prepaids and Other Current Assets	181,809	(171,898)
Accounts Payable	274,031	(144,661)
Deferred Revenue	(726,601)	837,964
Other Current Liabilities	32,715	(8,481)
Net Cash Provided by Operating Activities(Used) In Operating Activities	**(935,147)**	**507,492**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(14,934)	(67,314)
Purchases of Intangible Assets	(237,038)	(378,881)
Net Cash Used in Investing Activities	**(251,972)**	**(446,195)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member's Contribution	888,367	73,542
Borrowing on Shareholder Loans	130,115	(75,553)
Borrowing (Repayment) of Promissory Notes and Loans	(11,519)	24,581
Net Cash Provided by Financing Activities	**1,006,964**	**22,570**
Change in Cash & Cash Equivalents	**(180,156)**	**83,867**
Effect of exchange rate changes on cash	82,229	(183,019)
Cash & Cash Equivalents —Beginning of The Year	133,205	232,357
Cash & Cash Equivalents—End of The Year	**$ 35,279**	**$ 133,205**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 104,987	$ 1,147

See accompanying consolidated notes to financial statements.

1.   NATURE OF OPERATION

Cabotage Corporation was incorporated on August 14, 2024, in the State of Delaware. The company has one wholly-owned subsidiary, Abbott Automotive Limited dba Revolution Race Cars (organized on September 18, 2017, in England and Wales). The consolidated financial statements of Cabotage Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company is a manufacturer focused on bridging the gap between elite motorsport and amateur enthusiasts. Our aim to make cutting-edge technology and top-tier safety standards accessible to a wider audience. Our flagship model, the Revolution, is a lightweight sports car with a 500bhp Ford V6 engine, offering reliability, low running costs, and excellent performance with up to 10,000km between rebuilds. Designed for all skill levels, it features easy maintenance, cost-effectiveness, and user-friendly handling. The Company's motto, "Built by racers for racers," reflects our commitment to innovation and passion for motorsport.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the year ended on October 31 as its basis of reporting.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of October 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

CABOTAGE CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED OCTOBER 31, 2024 AND OCTOBER 31, 2023

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of October 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Plant and Machinery	5-7 years
Fixtures and Fittings	12 years
IT Equipment	5 years
Motor Vehicles	7 years

Intangible Assets
The Company capitalizes development costs incurred for the creation and improvement of new models and prototypes in accordance with ASC 350, *Intangibles – Goodwill and Other*. Capitalizable costs include design, engineering, and prototype testing directly associated with the development of new models and improvements to existing models. These costs are recognized as intangible assets once technological feasibility is established, and the project is authorized and committed to by management.
Capitalized development costs are amortized over the estimated useful life of the models, beginning once the model is available for sale. The amortization is calculated on a straight-line basis, reflecting the period over which the models are expected to generate economic benefits. The Company reviews the useful life of capitalized development costs annually and adjusts the amortization period as needed. All costs incurred during the research phase are expensed as incurred, in accordance with ASC 350. No costs are capitalized during the research phase. The Company's policy for the capitalization and amortization of development costs has been consistently applied and is reviewed annually for appropriateness.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets

is based on the asset's estimated fair value. No such impairment was recorded for the year ended October 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales include the cost of parts ordered from suppliers, direct salaries, event costs, sales commission and used car depreciation.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is incorporated as a C corporation for income tax purposes in the United States. The Company accounts for income taxes under the liability method, following the principles outlined in ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. These tax rates are based on the jurisdiction in which the temporary differences exist. A valuation allowance is established for deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company's UK subsidiary, Abbott Automotive Limited, is the only operating entity within the consolidated group, and the consolidated tax amounts are entirely attributable to the operations of this UK subsidiary. The Company recognizes liabilities for uncertain tax positions taken or expected to be taken in a tax return based on the amounts that are more likely than not to be settled with the relevant taxing authorities. Interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense. The Company also records interest on potential income tax contingencies, net of any applicable income tax benefit, as part of income tax expense.

The US parent company, incorporated in 2024, has no operations or taxable income as of the reporting date. The parent company is in the initial stages of its operations, and therefore, no deferred tax assets or liabilities have been recognized at the consolidated level as of the reporting date.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended October 31, 2024, and October 31, 2023, amounted to $17,062 and $13,196, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 02, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of October 31,	2024	2023
Prepayments	$ 8,693	$ 226,321
VAT Control Account	59,279	23,459
Total Prepaids and Other Current Assets	**$ 67,972**	**$ 249,780**

Other current liabilities consist of the following:

As of October 31,	2024	2023
Accrued Expenses	92,819	3,681
Accrued Defined Contribution Payments	1,510	1,640
PAYE Control Account	71,539	125,240
Wages and Salaries Control	6,261	8,853
Total Other Current Liabilities	**$ 172,129**	**$ 139,413**

4. INVENTORY

Inventory consists of the following:

As of October 31,	2024	2023
Finished Goods	$ 1,875,855	$ 1,809,667
Total Inventory	**$ 1,875,855**	**$ 1,809,667**

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of October 31,		2024		2023
Plant and Machinery	$	48,186	$	38,893
Fixtures and Fittings		24,135		17,318
IT Equipment		10,308		9,758
Motor Vehicles		97,372		99,097
Property and Equipment, at cost		**180,000**		**165,066**
Accumulated Depreciation		(80,342)		(56,585)
Property and Equipment, net	**$**	**99,658**	**$**	**108,481**

Depreciation expense for the years ended October 31, 2024, and 2023 was $23,757 and $23,967, respectively.

6.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of October 31,		2024		2023
Capitalized Development Costs	$	4,234,853	$	3,997,815
Intangible Assets, at cost		**4,234,853**		**3,997,815**
Accumulated Amortization		(3,583,303)		(3,235,834)
Intangible Assets, net	**$**	**651,550**	**$**	**761,981**

Amortization expense for the years ended October 31, 2024, and 2023 was $347,469 and $910,868, respectively.

Estimated annual amortization expense subsequent to October 31, 2024, is as follows:

Period		Amortization Expense
2025	$	347,469
2026		304,081
2027		-
2028		-
Thereafter		-
Total	**$**	**651,550**

7.   DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of October 2024			As of October 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
BARCLAYS BANK UK PLC - Bounce Back Loan	$ 65,335	2.50%	27/10/2020	27/10/2026	$ 12,521	$ 15,628	$ 28,149	$ 12,521	$ 22,199	$ 34,720
Armada Investments Limited	$ 46,900	24.50%	01/06/2023	01/06/2026	4,948	24,854	29,802	4,948	29,802	34,750
Total					**$ 17,469**	**$ 40,482**	**$ 57,951**	**$ 17,469**	**$ 52,001**	**$ 69,470**

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				As of October 2024			As of October 2023		
Owner	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
KREUZKAPELLE AG	$ 4,397,741	Fiscal Year 2022	No set maturity	$ -	$ 345,052	$ 345,052	$ -	$ 4,397,741	$ 4,397,741
Jean Gandar	$ 695,505	Fiscal Year 2022	No set maturity	-	53,619	53,619	-	733,860	733,860
Total				**$ -**	**$ 398,671**	**$ 398,671**	**$ -**	**$ 5,131,601**	**$ 5,131,601**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loans may be called at any time, the loans were classified as current liability.

8.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 8,000,000 shares of common stock with a par value of $0.0001. As of October 31, 2024, and 2023, 5,164,286 shares and 0 shares of common stock, respectively, have been issued and were outstanding.

9.   INCOME TAXES

Abbott Automotive Group (the "Group") includes Abbott Automotive Limited, a UK-based subsidiary. The tax positions for the years ended October 31, 2023, and October 31, 2024, are summarized as follows:

Corporation Tax
For the year ended October 31, 2024: Abbott Automotive Limited did not report taxable profits for the period and therefore has no corporation tax liability for the year. The trading loss for the period is £603,747, which is carried forward, increasing total carried-forward tax losses to £1,356,364 as of October 31, 2024.
For the year ended October 31, 2023: Abbott Automotive Limited also reported no taxable profits for the year and therefore had no corporation tax liability. The trading loss for the period was £1,190,753, which carried forward tax losses to £752,617 at the end of the period.

Losses and Carryforward
As of October 31, 2024, Abbott Automotive Limited has carried forward tax losses of £1,356,364. These losses will be offset against future taxable profits.
As of October 31, 2023, the carried-forward losses amounted to £752,617. The new loss for the period was £603,747, which brought the total carried-forward losses to £1,356,364.

Annual Investment Allowance (AIA)
For the year ended October 31, 2024:
Abbott Automotive Limited claimed £955,262 under the Annual Investment Allowance (AIA) for qualifying capital expenditures, primarily related to plant and machinery.
For the year ended October 31, 2023: The AIA claimed for the year was £955,262, which was also used for qualifying capital expenditures, including plant and machinery purchases.

Capital Allowances
For the year ended October 31, 2024: Capital allowances of £44,738 were claimed on plant and machinery, with an additional £4,338 in enhanced capital allowances under the 130% scheme for qualifying assets.

For the year ended October 31, 2023: Capital allowances totaling £49,076 were claimed, with £44,738 related to the main pool and £4,338 related to the enhanced capital allowances.

Deferred Tax Considerations Deferred tax assets have been recognized in relation to Abbott Automotive Limited's carried-forward tax losses and capital allowances. These assets will be realized when the subsidiary generates sufficient taxable profits in future periods. The tax effects of these assets have been incorporated into the consolidated financial statements.

10.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of October 31, 2024, and October 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   RELATED PARTY TRANSACTIONS

In fiscal years 2022 and 2023, the Company received non-interest-bearing loans from two members, KREUZKAPELLE AG and Jean Gandar, amounting to $4,397,741 and $733,860, respectively, with no defined maturity date. During the fiscal year ended October 31, 2024, the loan was forgiven by the lenders, amounting to $4,863,045, and the same has been recorded as other income in the statement of operations. As of October 31, 2024 and 2023, the outstanding balances of the loan were $345,052 and $53,619, respectively.

Carbon Fusion Ltd is a supplier of structural carbon parts to Revolution Race Cars. As of October 31, 2024, the Company has purchased part of the total amount of $29,111.

Triple C Racing LLC is now owned by Cabotage Corporation and is a dealer race team in the USA.

On April 2, 2024, Phil Abbott, founder and Director, purchased a used car from the Company for $77,500+ 20% VAT.

12.   SUBSEQUENT EVENTS

On February 12, 2025, an investor made a $200,000 investment in the Company in exchange for 72,300 shares, which are to be resold by other shareholders.

13.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,063,540, an operating cash flow loss of $935,147, and liquid assets in cash of $35,279, which is less than a year's worth of cash reserves as of October 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Form of Security

CABOTAGE CORPORATION

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of:

CABOTAGE CORPORATION
18 CHESTER RD.
MONTCLAIR, NJ 07043

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Cabotage Corporation, a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors shares of its Common Stock, $0.0001 par value per share ("**Securities**") at a price of $3.48 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $74,997.48 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,999.80 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) three percent (3%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/revolution-race-cars (the "**Deal Page**").

        1.   <u>Subscription; Custodian; Securities Entitlement; Proxy</u>.

        (a)   <u>Subscription</u>. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

        (b)   <u>Custodian; Securities Entitlement</u>. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

        (c)   <u>Irrevocable Proxy</u>. Immediately prior to any issuance and delivery of the Securities to the Custodian, the undersigned hereby irrevocably appoints the Chief Executive Officer of the Company, as the sole and exclusive proxy of the undersigned, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the undersigned's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities and all shares of common stock issuable upon conversion of such the Securities that now are or hereafter may be owned by the undersigned, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the undersigned and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The proxy identified above is hereby authorized and empowered by the undersigned to act as such undersigned's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the undersigned at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies given by the undersigned with respect to the Securities or the Proxy Shares are hereby revoked. The foregoing proxy is coupled with an interest and is irrevocable until, and the undersigned agrees not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date this Subscription Agreement is accepted by the Company, upon which date this proxy shall terminate, but until such date, it shall remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities to the Custodian.

2. <u>Closing</u>.

(a)   <u>Closing</u>. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   <u>Closing Conditions</u>. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the Investor shall have delivered to the Company an executed Adoption Agreement, which is attached hereto as **Exhibit A**, as a condition to the issuance of the Securities, agreeing to be bound as an "Investor" and other "Stockholder" in accordance with Section 9.1(a) of certain Voting Agreement dated November 4, 2024, which is attached hereto as **Exhibit B**;

(iv)   the Investor shall have delivered to the Company an executed counterpart signature, which is attached hereto as **Exhibit C**, as a condition to the issuance of the Securities, agreeing to be bound as an "Investor" in accordance with Section 5.1 of certain Right of First Refusal dated November 4, 2024, which is attached hereto as **Exhibit D**;

(v)   the Investor shall have delivered to the Company an executed counterpart signature, which is attached hereto as **Exhibit E**, as a condition to the issuance of the Securities, agreeing to be bound as an "Investor" in accordance with Section 7.14 of that certain Stockholder Rights Agreement, which is attached hereto as **Exhibit F**; and

(vi)   the representations and warranties of the Company contained in <u>Section 5</u> hereof and of the Investor contained in <u>Section 4</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company

may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. <u>Investor's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)   The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v) <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5. <u>Company Representations</u>. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) <u>Enforceability</u>. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, each as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)   "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11.   Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of

business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   <u>Entire Subscription Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   <u>Waiver, Amendment</u>. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority of the investors in this Offering.

15.   <u>Waiver of Jury Trial</u>. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the

Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23. <u>Tokenization and Fractionalization</u>. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

COMPANY:

CABOTAGE CORPORATION

By: _____
Name: Zac Moseley
Title: Chief Executive Officer

INVESTOR:

By: _____
Name: _____
Title: _____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

<u>EXHIBIT A</u>
(Counterpart Signature to the
Voting Agreement dated November 4, 2024)

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

OTHER STOCKHOLDER:

By: _____
Name:
Title:

EXHIBIT B
(Voting Agreement dated November 4, 2024)

CABOTAGE CORPORATION

VOTING AGREEMENT

This Voting Agreement (this "***Agreement***") is made and entered into as of November 4, 2024 by and among Cabotage Corporation a Delaware corporation (the "***Company***"); Philip Reuben Abbott, and Nigel Redwood along with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Section 8.1 or 8.2 below, the "***Investors***"); other stockholders of the Company listed on Schedule A (together with Investors and any subsequent stockholders or any transferees who become parties hereto, the "***Stockholders***").

WHEREAS, concurrently with the execution of this Agreement, the Company and the investor are parties to that certain Common Stock Purchase Agreement dated of even date herewith by and among the Company and the investor (the "***Purchase Agreement***") providing for the sale of shares of the Company's Common Stock (the "***Common Stock***"), and in connection with that agreement the parties desire (i) to provide the investor and certain other Stockholders with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "***Board***") in accordance with the terms of this Agreement and (ii) to provide the Stockholders certain other rights in connection a Sale of the Company (as defined in Article 3 below).

NOW, THEREFORE, the parties agree as follows:

1.   **VOTING PROVISIONS REGARDING BOARD OF DIRECTORS.**

      1.1   **Shares.** The Stockholders expressly agree that the terms and restrictions of this Agreement shall apply to all shares of capital stock (including, but without limitation, all classes of common, preferred, voting and nonvoting capital stock) of the Company which any of them (a) now owns or holds or hereafter acquires or holds by any means, including without limitation by purchase, assignment, conversion of convertible securities or operation of law, or as a result of any stock dividend, stock split, reorganization, reclassification, whether voluntary or involuntary, or other similar transaction, or (b) now exercises voting control with respect to or hereafter acquires voting control of by any means with respect to, and to any shares of capital stock of any successor in interest of the Company, whether by sale, merger, consolidation or other similar transaction, or by purchase, assignment or operation of law (collectively, "***Shares***").

      1.2   **Board Composition.** Each Stockholder agrees to vote, or cause to be voted, all Shares owned or held by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board in accordance with the voting provisions of the Company's Certificate of Incorporation, as the same shall be amended, or amended and restated, hereafter (the "***Certificate***"):

           (a)   Philip Reuben Abbott for so long as such Stockholder continues to own beneficially at least 5% of the outstanding capital stock of the Company such designee to serve as one of the members of the Board who are elected solely by the holders of the Common Stock pursuant to the Certificate.

(b)   Nigel Redwood for so long as such Stockholder continues to own beneficially at least 5% of the outstanding capital stock of the Company such designee to serve as one of the members of the Board who are elected solely by the holders of the Common Stock pursuant to the Certificate.

(c)   One person designated from time to time by Classic Car Club International Inc. (the "*CCC Designee*"), for so long as such Stockholder and its Affiliates continue to own beneficially at least 5% of the outstanding capital stock of the Company such designee to serve as one of the members of the Board who are elected solely by the holders of the Common Stock pursuant to the Certificate. The initial CCC Designee shall be Zac Moseley.

(d)   One person designated from time to time by Krux Capital Investements, LLC (the "*KCI Designee*"), for so long as such Stockholder and its Affiliates continue to own beneficially at least 5% of the outstanding capital stock of the Company, such designee to serve as one of the members of the Board who are elected solely by the holders of the Common Stock pursuant to the Certificate. The initial KCI Designee shall be Marc Russell.

(e)   One person designated from time to time by CSC Holdings One, LLC (the "*CSC Designee*"), for so long as such Stockholder and its Affiliates continue to own beneficially at least 5% of the outstanding capital stock of the Company, such designee to serve as one of the members of the Board who are elected solely by the holders of the Common Stock pursuant to the Certificate. The initial CSC Designee shall be Zac Moseley.

For purposes of this Agreement:

"*Derivative Securities*" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including outstanding options and warrants.

1.3   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Section 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under the applicable paragraph of Section 1.2 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to the applicable paragraph of Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any Person(s) then entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "***Person***") shall be deemed an "***Affiliate***" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person or such Person's principal including, without limitation, any general partner, managing member, managing partner, officer or director of such Person, such Person's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or such Person's principal. For purposes of this definition, the terms "***controlling***," "***controlled by***," or "***under common control with***" shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such Person.

1.4   **Size of Board of Directors.** Each Stockholder agrees to vote, or cause to be voted, all Shares owned or held by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders to maintain the authorized number of members of the Board at at least five (5) directors and no more than seven (7) directors, which may be increased only with the written consent of all Stockholders holding at least 5% of the coutstanding capital stock of the Company.

1.5   **No Liability for Election of Recommended Directors.** No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   **No "Bad Actor" Designees.** Each Person with the right to designate or participate in the designation of a director as provided in Section 1.2 hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (each, a "***Disqualification Event***") is applicable to such Person's initial designee named above, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "***Disqualified Designee***". Each Person with the right to designate or participate in the designation of a director as provided in Section 1.2 hereby agrees (a) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (b) that in the event such Person becomes

3

aware that any individual previously designated by such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

1.7   Successor Directors. In the event that any Person or group entitled to designate a director as provided in clauses (a) through (e) of Section 1.2 designates a replacement for the individual initially designated hereunder (or any successor thereto), the Company shall enter into an indemnification agreement with such new director on substantially the same terms and conditions as the indemnification agreement entered into with such predecessor director, effective as of the appointment of such new director.

1.8   Board Observers. Each Stockholder entitled to designate at least one person to the Board pursuant to Section 1.2 shall, for so long as such Stockholder remains entitled to designate at least one person to the Board pursuant to Section 1.2, the Company shall invite one additional representative of each such Stockholder to attend all meetings of the Board in a non-voting observer capacity (each an "*Observer*"), and, in this respect, each Observer shall (i) be entitled to attend each telephonic or in-person meeting of the Board and shall be given copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors (provided that the failure to provide such notice to the Observer shall not render the related meeting invalid); provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Stockholder or its representative is a competitor of the Company.

2.   VOTE TO INCREASE AUTHORIZED COMMON STOCK.   Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all Derivative Securities outstanding at any given time.

3.   DRAG-ALONG RIGHTS.

3.1   Definitions. A "*Sale of the Company*" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "*Stock Sale*"); or (b) a transaction that qualifies as a "*Deemed Liquidation Event*" as defined in the Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least 50% of the shares of Common Stock then issued or issuable upon conversion of the shares of Derivative Securities (the "*Selling Stockholders*"), including each holder of at least 5% of the outstanding capital stock of the Company, and (ii) the Board approve a Sale of the Company in writing, specifying that this Section 2 shall apply to such transaction, then each Stockholder hereby agrees:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the Selling Stockholders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 2, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 2 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification with respect to such Stockholder Representative or with any provision of funds for such Stockholder Representative to conduct its duties, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and, subject to the provisions of the Certificate related to liquidation preferences and the allocation of escrow, is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Certificate);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration and the the same amount of consideration per share for its shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock;

(f) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided*, *however*, that nothing in this Section 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; and

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all Stockholders holding at least 5% of the outstanding capital stock of the Company are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate (as if such transaction were a Deemed Liquidation Event), unless all Stockholders holding at least 5% of the outstanding capital stock of the Company elect otherwise by written notice given to the Company at least five days prior to the effective date of any such transaction or series of related transactions.

4.   FURTHER ASSURANCES. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

5.   IRREVOCABLE PROXY. To secure each Stockholder's obligations to vote the Shares in accordance with this Agreement, each Stockholder hereby appoints the Chairman of the Board of Directors or the Chief Executive Officer of the Company, or either of them from time to time, or their designees, as such Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such Stockholder's Shares as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such Stockholder if, and only if, such Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for such Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section 5 are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual Stockholder of Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding Shares.

6. "BAD ACTOR" MATTERS.

6.1   Stockholder Representation and Covenants. Each Stockholder hereby represents and warrants to the Company and each other Stockholder that no Disqualification Event is applicable to such Stockholder or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Each Stockholder hereby agrees that it shall notify the Company and each other Stockholder promptly in writing in the event a Disqualification Event becomes applicable to such Stockholder or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.2   Company Representations and Covenants. The Company hereby represents and warrants to each Stockholder that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. The Company hereby agrees that it shall notify the Stockholders promptly in writing in the event a Disqualification Event becomes applicable to the Company or, to the Company's knowledge, any Company Covered Person, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. "*Company Covered Person*" means, with respect to the Company as an "issuer" for purposes of Rule 506, any Person listed in the first paragraph of Rule 506(d)(1).

7. REMEDIES.

7.1   Covenants of the Company. The Company agrees to use its reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

7.2   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

7.3   **Remedies Cumulative.** All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.   **TERM.**   This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a transaction that constitutes a Stock Sale, (c) the consummation of a sale by the Company's stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board and entered into by the Company; or (c) termination of this Agreement in accordance with Section 9.8 below.

9.   **GENERAL PROVISIONS.**

9.1   **Additional Parties.**

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of any shares of stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor or other Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor or other Stockholder, as the case may be, for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement the Company enters into an agreement with any Person to issue shares of capital stock to a Person (other than to a purchaser of stock described in Section 9.1(a) above), following which such Person shall hold Shares constituting 1% or more of the Company's then-outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding Derivative Securities), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

9.2   **Transfers.** Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption

Agreement substantially in the form attached hereto as <u>Exhibit A</u>. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Stockholder. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 9.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 9.12.

9.3 **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.4 **Governing Law.** This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than such laws.

9.5 **Counterparts; Facsimile.** This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.6 **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.7 **Notices.** All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on <u>Schedule A</u> or <u>Schedule B</u> hereto (including any parties to copied as listed thereon), or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 9.7. If notice is given to the Company, it shall be sent to 645 11th Avenue, New York, NY 10036, marked "Attention: Zac Moseley"; and a copy (which shall not constitute notice) shall also be sent to Martin Shell, The Shell Law Firm, PLLC, 11 Broadway, Suite 615, New York, NY 10004. If no facsimile number is listed on the applicable Schedule for a party (or above in the case of the Company), notices and communications given or made by facsimile shall not be deemed effectively given to such party. For purposes of this Section 9.7, a "***business day***" means a weekday on which banks are open for general banking business in New York, New York.

9.8   **Consent Required to Amend, Terminate or Waive.** This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company and (b) all Stockholders holding at least 5% of the outstanding capital stock of the Company; *provided, however*, that (i) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and (ii) the Company may, without the consent or approval of any Stockholder, cause additional Persons to become party to this Agreement as Stockholders pursuant to Section 9.1 and amend Schedule A or Schedule B hereto, as applicable, accordingly. Any amendment, termination or waiver effected in accordance with this Section 9.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

9.9   **Delays or Omissions.** No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

9.10   **Severability.** The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

9.11   **Entire Agreement.** This Agreement (including the Exhibits and Schedules hereto) and the Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

9.12   **Legend on Share Certificates.** Each certificate representing any Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

> *"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND*

OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Section 9.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 9.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

        9.13   **Stock Splits, Stock Dividends, etc.** In the event of any issuance of shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock combination, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 9.12. All references to a number of shares of a series or class of capital stock shall be automatically adjusted to reflect any stock splits, stock combinations, stock dividends, recapitalizations, reorganizations or the like occurring after the date hereof with respect to such series or class, as applicable.

        9.14   **Dispute Resolution.** Any unresolved controversy or claim arising out of or relating to this Agreement, except as (a) otherwise provided in this Agreement, or (b) any such controversies or claims for which a provisional remedy or equitable relief is sought, shall be submitted to mandatory, final and binding arbitration before the Judicial Arbitration and Mediation Service ("*JAMS*"), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. Either party may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with JAMS and giving a copy of such demand to each of the other parties to this Agreement. The parties will cooperate with JAMS and with each other in promptly selecting an arbitrator from JAMS' panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. If no agreement as to selection of an arbitrator can be reached within thirty (30) days after delivery of the written demand for arbitration, then the parties shall request that JAMS select an arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement. The arbitration shall take place in New York, New York, and shall be conducted in accordance with the Comprehensive Arbitration Rules and Procedures (the "*Comprehensive Rules*") of JAMS then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. Discovery shall be conducted in accordance with the Comprehensive Rules, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

        9.15   **Attorneys' Fees.** If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

9.16 **Aggregation of Stock.** All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

COMPANY:

CABOTAGE CORPORATION

By: _____

Donald mattson (Nov 11, 2024 13:21 EST)

Name: Zac Moseley

Title: CEO

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

INVESTOR:

Philip Reuben Abbott

By: _____

Name: _____*P. Abbott*_____

P. Abbott (Nov 18, 2024 18:46 GMT)

Title: _____

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

INVESTOR:

Nigel Redwood

By: _____

Name: _____

Title: _____

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

OTHER STOCKHOLDERS:

Alpha Financial Markets Search and Consulting Limited

By: _____

Terry thompson (Nov 8, 2024 17:18 GMT)

Name: Terry Thompson

Title: Managing Director

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

OTHER STOCKHOLDERS:

Classic Car Club Interantional Inc.

By: _____

Name: Zac Moseley

Title: President

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

OTHER STOCKHOLDERS:

Krux Capital Investments LLC

By: _____

Marc Russell (Nov 18, 2024 13:07 EST)

Name: Marc Russell

Title: Manager

IN WITNESS WHEREOF, the parties have executed this **Voting Agreement** as of the date first written above.

OTHER STOCKHOLDERS:

CSC HOLDINGS ONE, LLC

By: _____
Donald mattson (Nov 11, 2024 13:21 EST)

Name: Zac Moseley

Title: Manager

List of Stockholders

Name and Address of Stockholder	Number of Shares of Common Stock Initially Held
Philip Reuben Abbott	1,239,429.00
Nigel Redwood	309,857.00
Alpha Financial Markets Search and Consulting Limited	500,000.00
Classic Car Club International, Inc.	1,800,578.00
Krux Capital Investments LLC	1,014,326.00
CSC Holdings One, LLC	300,096.00

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("***Adoption Agreement***") is executed on _____, 20__, by the undersigned (the "***Holder***") pursuant to the terms of that certain Voting Agreement dated as of __, 2024 (the "***Agreement***"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants or other rights to purchase such Stock (the "***Options***"), for one of the following reasons (Check the correct box):

☐   as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   as a transferee of Shares from a party in such party's capacity as a "Stockholder" bound by the Agreement, and after such transfer, Holder shall be considered a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   **ACCEPTED AND AGREED:**

By: _____   **Cabotage Corp.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

EXHIBIT C
(Counterpart Signature to the
Right of First Refusal dated November 4, 2024)

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.


OTHER STOCKHOLDER:


By: _____

Name:

Title:

EXHIBIT D
(Right of First Refusal dated November 4, 2024)

CABOTAGE CORPORATION

RIGHT OF FIRST REFUSAL

This Right of First Refusal (this "***Agreement***") is made as of November 4, 2024 by and among Cabotage Corporation a Delaware corporation (the "***Company***"), Philip Reuben Abbott and Nigel Redwood along with each Person to whom the rights of an investor are assigned, or who hereafter becomes a signatory to this Agreement, pursuant to Section 5.2 or 7.7, as the context may require ("***Investor***s"); other stockholders of the Company listed on <u>Schedule A</u> (together with Investors and any subsequent stockholders or any transferees who become parties hereto, the "***Stockholders***").

WHEREAS, the Company and Philip Reuben Abbott and Nigel Redwood are parties to the Common Stock Purchase Agreement, of even date herewith (the "***Purchase Agreement***"); and

WHEREAS, the Stockholders and the Company desire to further induce the investor to purchase the Common Stock by making certain agreements as set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Stockholders and the Investor agree as follows.

1. **DEFINITIONS.**

"***Affiliate***" means, with respect to any specified Person, such Person's principal or any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person or such Person's principal, including, without limitation, any general partner, managing member or partner, officer or director of such Person or such Person's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or such Person's principal. For purposes of this definition, the terms "***controlling***," "***controlled by***," or "***under common control with***" shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such Person.

"***Board***" means the Board of Directors of the Company.

"***Capital Stock***" means (a) shares of Common Stock (whether now outstanding or hereafter issued in any context), and (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Stockholder or their respective successors or permitted transferees or assigns.

"**Common Stock**" means shares of Common Stock of the Company, par value $0.0001 per share.

"**Company Notice**" means written notice pursuant to Section 2.1.3 from the Company notifying the selling Stockholders that the Company and/or its assignees intend to exercise the Company's Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"**Competitor**" means (a) any entity that, in the determination of the Board, directly or indirectly competes with the Company, (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier or (c) any Affiliate of any such entity described in clause (a) of this sentence or of any customer, distributor or supplier described in clause (b) of this sentence; *provided*, *however*, that no Key Holder or any Affiliate of any Key Holder shall be deemed to be a Competitor.

"**Deemed Liquidation Event**" has the meaning set forth for such term in the certificate of incorporation of the Company most recently filed with the Delaware Secretary of State that contains such a definition.

"**Electing Stockholder**" means each Stockholder who delivers a Stockholder Notice electing to purchase, upon exercise of such Stockholder's Secondary Refusal Right, at least such Stockholder's Pro Rata Share of the Remaining Stock.

"**Escrow Holder**" shall have the meaning given to that term in Section 2.4.

"**Final Notice**" means the Company's notice pursuant to Section 2.1.5 informing the selling Stockholder and the other Stockholders of the exercise of the Secondary Refusal Right and of the results of the Board prohibited transferee determination pursuant to Section 4.1.

"**JAMS**" means the Judicial Arbitration and Mediation Service.

"**Key Holder**" means any stockholder of the Company that, individually or together with its Affiliates, holds at least 10% of the outstanding capital stock of the Company (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**Maximum Share**" shall have the meaning set forth in Section 2.1.5.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Prohibited Transfer**" shall have the meaning set forth in Section 2.3.3.

"**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbrance of any Transfer Stock (or any interest therein) proposed by any of the Stockholders, other than any transfer of Transfer Stock to an Stockholder pursuant to exercise of such Stockholder's Right of First Refusal.

"**Proposed Transfer Notice**" means written notice pursuant to Section 2.1.2 from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"**Pro Rata Share**" means, with respect to a Stockholder, a number obtained by multiplying the number of shares of Remaining Stock available for purchase in connection with the exercise of a Secondary Refusal Right by a fraction (a) the numerator of which will be the number of shares of the Capital Stock held by such Stockholder immediately prior to the time the Secondary Notice is delivered by the Company, and (b) the denominator of which will be the total number of shares of Capital Stock held, in the aggregate, by all Electing Stockholders electing to purchase such shares of Remaining Stock that remain available for purchase (first with respect to all shares of Remaining Stock and iteratively thereafter with respect to shares of Remaining Stock available for purchase after each instance in which an Electing Stockholder has reached its Maximum Share).

"**Prospective Transferee**" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"**Public Offering**" means a sale of the Company's capital stock to the public in an offering pursuant to an effective registration statement under the Securities Act.

"**Remaining Stock**" means the number of shares of Transfer Stock the Company does not intend to purchase, or assign for purchase, that may be purchased by the Stockholders pursuant to exercise of the Secondary Refusal Right.

"**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"**Secondary Notice**" means written notice pursuant to Section 2.1.4 from the Company notifying the other Stockholders and the selling Stockholder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

"**Secondary Refusal Right**" means the right, but not an obligation, of each Stockholder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Stockholders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Spousal Equivalent**" means an individual who is registered with any state governmental entity as a domestic partner of the relevant Person to whom such individual may be a Spousal Equivalent (a "**Registered Domestic Partner**") or who (a) irrespective of whether or not the relevant Person to whom such individual may be a Spousal Equivalent and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve

(12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else nor a Registered Domestic Partner with anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

"**Stock Sale**" means a sale by the Company's stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board and entered into by the Company.

"**Stockholder Notice**" means written notice pursuant to Section 2.1.5 from a Stockholder notifying the Company and the selling Stockholder that such Stockholder intends to exercise its Secondary Refusal Right as to at least such Stockholder's Pro Rata Share of the Remaining Stock with respect to any Proposed Transfer.

"**Stockholder Notice Period**" means, as to any Proposed Transfer, the period between the date the Company delivers the Secondary Notice pursuant to Section 2.1.4 regarding such Proposed Transfer and the end of the day ten (10) days later.

"**Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of, or any other like transfer or encumbrance of any Transfer Stock or any interest therein.

"**Transfer Stock**" means shares of Capital Stock owned by a Stockholder, or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

2. **AGREEMENT AMONG THE COMPANY AND STOCKHOLDERS.**

    2.1 **Right of First Refusal.**

        2.1.1 Grant. Subject to the terms of Section 3 below, each Stockholder hereby unconditionally and irrevocably grants to the Company, and its assignees, a Right of First Refusal to purchase all of the Transfer Stock that such Stockholder may propose to Transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. In the event of any conflict between the Right of First Refusal granted in this Section 2.1.1 by a Stockholder and any similar right previously granted to the Company by such Stockholder, the terms of this Right of First Refusal shall control.

        2.1.2 Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each other Stockholder not later than thirty (30) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall (a) certify that such Stockholder has received a firm offer from the Prospective Transferee and in good faith believes a binding agreement for the Proposed Transfer is obtainable on the terms set forth in the Proposed Transfer Notice, (b) contain the material terms and conditions (including a description of the Capital Stock to be Transferred and price and form of consideration) of the Proposed Transfer, (c) the names and address(es) of the Prospective Transferee(s) and a description of such Stockholder's relationship to or affiliation with the Prospective Transferee(s) and (d) any information required to be included in the Proposed Transfer Notice by the prohibited transferee provisions of Section 4.1. Each Stockholder represents and warrants it is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that such it will be the sole legal and beneficial owner of the shares of Transfer Stock subject to any such Stockholder's Proposed Transfer Notice and that no other Person has, or will have, any interest in such shares (other than a community property interest as to which the holder thereof is bound by the restrictions and obligations hereunder).

2.1.3   Exercise of Right of First Refusal. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Stockholder within ten (10) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Stockholder with the Company that contains a preexisting right of first refusal, the Company and the Stockholder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with this Section 2.1. In the event of any conflict between the provisions of this Section 2.1 and the provisions of any right of first refusal set forth in the Company's bylaws, the parties hereto acknowledge and agree that the terms of this Agreement shall control and the bylaw provisions shall be deemed satisfied by compliance with this Agreement.

2.1.4   Grant of Secondary Refusal Right to Stockholders. Subject to the terms of Section 3 below, each Stockholder hereby unconditionally and irrevocably grants to the other Stockholders a Secondary Refusal Right to purchase all, but not less than all, of the Transfer Stock not purchased by the Company and/or its assignees pursuant to the Right of First Refusal, as provided in this Section 2.1.4. If the Company does not intend to exercise, or assign its right to exercise, its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each other Stockholder to that effect no later than ten (10) days after the selling Stockholder delivered the Proposed Transfer Notice to the Company. The Secondary Notice shall specify the number of shares of Remaining Stock subject to the Secondary Refusal Right.

2.1.5   Exercise of Secondary Refusal Right.   To exercise an Stockholder's Secondary Refusal Right, such Electing Stockholder must deliver an Stockholder Notice to the selling Stockholder and the Company within the Stockholder Notice Period, indicating: the maximum number of shares and type of Remaining Stock, if any, that such Electing Stockholder elects to purchase (such Electing Stockholder's "**Maximum Share**"). No Electing Stockholder shall have a right to purchase any of the Remaining Stock unless the Stockholders, in the aggregate, exercise their collective Secondary Refusal Right within the Stockholder Notice Period to purchase all of the Remaining Stock. If, with respect to a type of Remaining Stock, the sum of the Maximum Shares of all Electing Stockholders exceeds the number of shares of Remaining Stock available for purchase, then the shares of such type of Remaining Stock shall be allocated to the Electing Stockholders in accordance with their respective Pro Rata Shares up to the Maximum Share each such Electing Stockholder has indicated in such Stockholder's Stockholder Notice. Within three (3) days after the end of the Stockholder Notice Period, the Company shall send the Final Notice to the Electing Stockholders and the selling Stockholder (i) indicating whether or not Electing Stockholders have elected to exercise in full their Secondary Refusal Rights to purchase the Remaining Stock, (ii) if so, specifying the number of shares of each type of Remaining Stock to be purchased by each of the Electing Stockholders pursuant to the Secondary Refusal Right, and (iii) if the prohibited transferee provisions of Section 4.1 are applicable, setting forth the Board's determination as required by Section 4.1.

2.1.6 <u>Consideration; Closing</u>. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Stockholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Stockholders shall take place, and all payments from the Company and the Stockholders shall have been delivered to the selling Stockholder, by the later of (a) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (b) thirty (30) days after delivery of the Proposed Transfer Notice.

2.2   Intentionally omitted.

2.3   Effect of Failure to Comply.

2.3.1 <u>Deadline</u>. If any Proposed Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Stockholders proposing the Proposed Transfer may not Transfer the Transfer Stock that was the subject of the Proposed Transfer unless they again comply in full with each provision of this Section 2 prior to any such Transfer. The exercise or election not to exercise any right by any Stockholder hereunder shall not adversely affect its right to participate in any other Transfers subject to this Section 2.

2.3.2 <u>Transfer Void; Equitable Relief</u>. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement), without having to prove actual damages or that monetary damages would be inadequate.

2.3.3   Violation of First Refusal Right. If any Stockholder becomes obligated to Transfer any Transfer Stock to the Company or any other Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such other Stockholder may, at its option, in addition to all other remedies it may have, send to such selling Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such other Stockholder (or request that the Company effect such transfer in the name of an Stockholder) on the Company's books the certificate or certificates representing the Transfer Stock to be Transferred.

2.4   **Escrow.** As security for the faithful performance of this Agreement, each Stockholder agrees to immediately deliver all certificate(s) evidencing such Stockholder's Capital Stock (whether now owned or hereafter acquired by such Stockholder), together with a stock power for each certificate in the form of Schedule B attached hereto, or such comparable instrument as the Company reasonably may request, executed by such Stockholder and his or her spouse (with the transferee, date, certificate number and number of shares of such Capital Stock left blank), to the Secretary of the Company or the Secretary's designee (the "***Escrow Holder***"), who is hereby appointed to hold such certificate(s) and stock power(s) in escrow and to take all such actions and to effectuate all such transfers and/or releases of such Capital Stock as are in accordance with this Agreement. Upon marriage or remarriage of a Stockholder, so long as he or she still holds Capital Stock, such Stockholder will deliver to the Escrow Holder a new stock power, or comparable instrument, executed by such Stockholder and his or her new spouse. Each party hereto agrees that the Escrow Holder (a) is an intended third party beneficiary of this Section 2.4, (b) will not be liable to any party to this Agreement (or to any other party) for any actions or omissions except for willful misconduct in violation of this Agreement and (c) may rely upon any letter, notice or other document executed by any signature purported to be genuine and may rely on advice of counsel and obey any order of any court with respect to the transactions contemplated herein. The Capital Stock will be released from escrow hereunder as necessary to effect the Right of First Refusal and upon termination of the Right of First Refusal

3.   **EXEMPT TRANSFERS AND OFFERINGS.**

3.1   **Exempted Transfers.** Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 shall not apply:

(a)   to a repurchase of Transfer Stock from a Stockholder by the Company at a price no greater than that originally paid by such Stockholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by at least a majority of the Board;

(b)   to a pledge of Transfer Stock pursuant to a bona fide loan transaction that creates a mere security interest in the pledged Transfer Stock; *provided* that (i) the provisions of Sections 2.1 shall apply to enforcement of the pledge by the pledgee, and (ii) the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Stockholder making such pledge;

(c)   in the case of Stockholder who is a natural Person, upon a transfer of Transfer Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (i) his or her spouse or Spousal Equivalent, child (natural or adopted), or any other direct lineal antecedent or descendant of such Stockholder (or his or her spouse or Spousal Equivalent) (all of the foregoing collectively referred to as "family members"), or any other relative approved by the Board or (ii) any custodian or trustee of any trust, partnership or limited liability company solely for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family members; or

(d)   a transfer by way of gift to any entity organized pursuant to Section 501(c)(3) of the Internal Revenue Code of 1984, as amended, for charitable, religious or other purposes permitted by such Section;

provided that (i) in the case of clause(s) (b), (c) or (d), the Stockholder shall deliver prior written notice to the Company and other Stockholders of such pledge, gift or transfer, such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee), including the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and (ii), in the case of any transfer pursuant to clause (c) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) in a Public Offering, (b) pursuant to a Deemed Liquidation Event or (c) upon the consummation of a Stock Sale.

4.   ADDITONAL COVENANTS AND RESTRICTIONS.

4.1   Prohibited Transferees.

4.1.1 Transfer to Competitor. Unless waived by the Company in writing, no Stockholder shall Transfer any Transfer Stock to a Competitor. Each Stockholder proposing to Transfer any Transfer Stock must include in such Stockholder's Proposed Transfer Notice information concerning the Prospective Transferee that is known to the Stockholder and that would be relevant to the Board's determination whether or not such Prospective Transferee is a Competitor, including but not limited to the names of the principal owners of any Prospective Transferee that is an entity and the names of any Affiliates of the Prospective Transferee. The Company shall be entitled to make inquiries of the Prospective Transferee regarding such ownership and condition the effectiveness of a Transfer on receiving information from the Prospective Transferee that the Board deems reasonably required to make such determination. The Board shall make its determination pursuant to this Section 4.1 no later than the date the Final Notice is delivered (or if there is no Final Notice, the date the Final Notice would be delivered under the maximum timing permitted in this Agreement) to the Stockholders, and the results of such determination shall be set forth in the Final Notice, or if there is no such Final Notice, in a separate notice delivered to the Stockholders no later than twenty-three (23) days after delivery of the Stockholder's Proposed Transfer Notice concerning the Proposed Transfer.

           4.1.2   Effect of Determination. If the Company's notice delivered pursuant to Section 4.1.1 concerning a Proposed Transfer contains a determination that the Prospective Transferee is a Competitor, the Stockholder proposing to make the Proposed Transfer shall be prohibited from consummating such Transfer; *provided, however*, this Section 4.1 shall not be interpreted to prohibit or restrict the exercise any Right of First Refusal or Secondary Refusal Right exercised by the Company or any Stockholder in connection with the Proposed Transfer. If the Company's notice delivered pursuant to Section 4.1.1 concerning a Proposed Transfer contains a determination that the Prospective Transferee *is not* a Competitor, then, subject to compliance with the Right of First Refusal and Secondary Refusal Right, the Stockholder will be free to enter into the Proposed Transfer no later than the date determined in accordance with Section 2.3.1. Any failure of the Company to include the Board determination regarding a Proposed Transfer that is required by this Section 4.1 in the Final Notice relating to a Proposed Transfer, or in the separate notice as provided above in this Section 4.1, shall be deemed a waiver by the Company of its rights to prohibit such Transfer pursuant to this Section 4.1.

        4.2   **Market Standoff Agreement.** Each Stockholder agrees in connection with any registration of the Company's securities under the Securities Act or other public offering that, upon the request of the Company or the underwriters managing any registered public offering of the Company's securities, such Stockholder will not sell or otherwise dispose of any Capital Stock without the prior written consent of the Company or such managing underwriters, as the case may be, for a period of time (not to exceed one hundred eighty (180) days) after the effective date of such registration requested by such managing underwriters and subject to all restrictions as the Company or the managing underwriters may specify for employee-stockholders generally. For purposes of this Section 4.2, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 4.2 and to impose stop transfer instructions with respect to the Capital Stock held by such Stockholder until the end of such period. Each Stockholder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing and that such underwriters are express third party beneficiaries of this Section 4.2.

5.   **ADDITIONAL PARTIES.**

        5.1   **Additional Stockholders.** In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options or warrants to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then-outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Stockholder, and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Stockholder.

6. **LEGEND.** Each certificate representing shares of Transfer Stock held by the Stockholders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be endorsed with the following legend:

> *THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.*

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 6 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination or expiration of the restrictions set forth in this Agreement at the request of the holder.

7. **GENERAL PROVISIONS.**

7.1 **Term.** This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of a Public Offering, (b) the consummation of a Deemed Liquidation Event and (c) the consummation of a Stock Sale.

7.2 **Stock Split.** All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

7.3 **Notices.** All notices and other communications given, delivered or made pursuant to this Agreement shall be in writing and shall be deemed effectively given, delivered or made upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses or facsimile numbers as set forth on Schedule A hereof, as the case may be, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.3. If notice is given to the Company, it shall be sent to 645 11th Avenue, NY, NY 10036, marked "Attention: Zac Moseley"; and a copy (which shall not constitute notice) shall also be sent to Martin Shell, The

Shell Law Firm, PLLC, 11 Broadway, Suite 615, New York, NY 10004. If no facsimile number is listed on the applicable Schedule for a party (or above in the case of the Company), notices and communications given, delivered or made by facsimile shall not be deemed effectively given, delivered or made to such party. For purposes of this Section 7.3, a "***business day***" means a weekday on which banks are open for general banking business in San Francisco, California.

        7.4   **Entire Agreement.**   This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

        7.5   **Delays or Omissions.**   No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

        7.6   **Amendment; Waiver and Termination.**   This Agreement may be amended, modified or terminated (in addition to pursuant to Section 7.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company and (b) all Stockholders holding at least 10% of the outstanding capital stock of the Company. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Stockholders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, the Company may, without the consent or approval of any Stockholder, cause additional Persons to become party to this Agreement pursuant to Section 5 hereto and amend Schedule A hereto, as applicable, accordingly. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. Notwithstanding the foregoing, any term or condition set forth in this Agreement may be waived by any waiving party with respect to such party and on such party's own behalf, without the consent of any other party and no notice of any such waiver need be given by the Company to any non-consenting party. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

7.7   Assignment of Rights.

7.7.1   <u>Rights Binding</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.7.2   <u>Successors and Assignees</u>. Any successor or permitted assignee of any Stockholder, including any Prospective Transferee who acquires shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the other Stockholders, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm such successor's or assignee's agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

7.7.3   <u>Assignment by Stockholders</u>. The rights of the Stockholders hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (a) by a Stockholder to any Affiliate or (b) to an assignee or transferee who acquires shares of Capital Stock, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (a) or (b) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Stockholders of a counterpart signature page hereto pursuant to which such assignee shall confirm its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

7.7.4   <u>Assignment by the Company</u>. The rights and obligations of the Company to purchase any Transfer Stock upon exercise of the Right of First Refusal with respect to such Transfer Stock may be assigned by the Company to any Person. All rights and obligations of the Company hereunder may be assigned by operation of law to an acquirer or successor of the Company. Otherwise the rights and obligations of the Company are not assignable.

7.8   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.9   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws of that might otherwise govern under applicable principles of conflicts of law.

7.10   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11   Pronouns. All pronouns used in this Agreement shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person or Persons may require.

12

7.12 **Counterparts; Facsimile.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.13 **Dispute Resolution.** Any unresolved controversy or claim arising out of or relating to this Agreement, except as (a) otherwise provided in this Agreement, or (b) any such controversies or claims for which a provisional remedy or equitable relief is sought, shall be submitted to mandatory, final and binding arbitration before the Judicial Arbitration and Mediation Service ("*JAMS*"), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. Either party may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with JAMS and giving a copy of such demand to each of the other parties to this Agreement. The parties will cooperate with JAMS and with each other in promptly selecting an arbitrator from JAMS' panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. If no agreement as to selection of an arbitrator can be reached within thirty (30) days after delivery of the written demand for arbitration, then the parties shall request that JAMS select an arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement. The arbitration shall take place in San Mateo County, California, and shall be conducted in accordance with the Comprehensive Arbitration Rules and Procedures (the "*Comprehensive Rules*") of JAMS then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. Discovery shall be conducted in accordance with the Comprehensive Rules, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

7.14 **Specific Performance.** In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Stockholder shall be entitled to seek specific performance of the agreements and obligations of the Company and the other Stockholders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction, without having to prove actual damages or that monetary damages would be inadequate.

7.15 **Attorneys' Fees.** If any action at law or in equity or in arbitration is necessary to enforce or interpret the terms of this Agreement, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

[SIGNATURE PAGES FOLLOW]

13

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

COMPANY:

CABOTAGE CORPORATION

By: _____

Donald mattson (Nov 11, 2024 13:21 EST)

Name: Zac Moseley

Title: CEO

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

INVESTOR:

Philip Reuben Abbott

By: _____

Name: _____*P. Abbott*_____

P . Abbott (Nov 18, 2024 18:46 GMT)

Title: _____

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

INVESTOR:

Nigel Redwood

By: _____

Name: _____

Title: _____

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

OTHER STOCKHOLDERS:

Alpha Financial Markets Search and Consulting Limited

By: _____

Name: Terry Thompson

Title: Managing Director

Terry thompson (Nov 8, 2024 17:18 GMT)

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

OTHER STOCKHOLDERS:

Classic Car Club International, Inc.

By: _____

Name: Zac Moseley

Title: President

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

OTHER STOCKHOLDERS:

Krux Capital Investments, LLC

By: _____

Marc Russell (Nov 18, 2024 13:07 EST)

Name: Marc Russell

Title: Manager

IN WITNESS WHEREOF, the parties have executed this **Right of First Refusal** as of the date first written above.

OTHER STOCKHOLDERS:

CSC Holdings One, LLC

By: _____

Donald mattson (Nov 11, 2024 13:21 EST)

Name: Zac Moseley

Title: Manager

SCHEDULE A

List of Stockholders

Name and Address of Stockholder	Number of Shares of Common Stock Initially Held
Philip Reuben Abbott	1,239,429.00
Nigel Redwood	309,857.00
Alpha Financial Markets Search and Consulting Limited	500,000.00
Classic Car Club International, Inc.	1,800,578.00
Krux Capital Investments LLC	1,014,326.00
CSC Holdings One, LLC	300,096.00

SCHEDULE B

STOCK POWER AND ASSIGNMENT
SEPARATE FROM CERTIFICATE

For value received and pursuant to that certain Right of First Refusal dated as of __, 2024 (the "***Agreement***"), the undersigned hereby sells, assigns and transfers unto

_____

_____,_____ shares of the common stock of Cabotage Corporation a Delaware corporation (the "***Company***"), standing in the undersigned's name on the books of the Company represented by Certificate No(s). _____ delivered herewith, and does hereby irrevocably constitute and appoint the Secretary of the Company as the undersigned's attorney-in-fact, with full power of substitution, to transfer said stock on the books of the Company. *THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.*

Dated: _____

STOCKHOLDER

_____

[Signature of Stockholder]

_____

[Print Name of Stockholder]

_____

[Spouse's Signature, if married]

_____

[Print Spouse's Name, if married]

Instruction: Please do <u>not</u> fill in any blanks other than the signature line. The purpose of this Stock Power and Assignment is to enable the Company and/or its assignee(s) and certain other parties to exercise their respective "Rights of First Refusal" as set forth in the Agreement without requiring additional signatures on the part of the Stockholder or Stockholder's Spouse.

EXHIBIT E
(Counterpart Signature to the
Stockholder Rights Agreement)

IN WITNESS WHEREOF, the parties have executed this **Stockholder Rights Agreement** as of the date first written above.

INVESTOR:

By: _____
Name:
Title:

EXHIBIT F
(Stockholder Rights Agreement)

CABOTAGE CORPORATION

STOCKHOLDER RIGHTS AGREEMENT

This Stockholder Rights Agreement (this "**Agreement**") is made and entered into as of August __, 2024 by and among Cabotage Corporation a Delaware corporation (the "**Company**"); Philip Reuben Abbott and Nigel Redwood along with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Section 7.14 hereof, the "**Investors**"); other stockholders of the Company listed on Schedule A (together with Investors and any subsequent stockholders or any transferees who become parties hereto, the "**Stockholders**"); and any additional holder of a Lender Warrant that becomes a party to this Agreement in accordance with Section 7.14 hereof.

RECITALS

WHEREAS, in order to induce the Company to enter into that certain Common Stock Purchase Agreement ("Purchase Agreement") and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto hereby agree as follows:

1.   **DEFINITIONS.** For purposes of this Agreement:

"**Affiliate**" means, with respect to any specified Person, such Person's principal or any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person or such Person's principal, including, without limitation, any general partner, managing member or partner, officer or director of such Person or such Person's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or such Person's principal. For purposes of this definition, the terms "**controlling**," "**controlled by**," or "**under common control with**" shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such Person.

"**business day**" means a weekday on which banks are open for general banking business in New York, New York.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Stock**" means shares of the Company's common stock.

"***Competitor***" means (a) any entity that, in the determination of the Board, directly or indirectly competes with the Company, (b) any customer, distributor or supplier of the Company, if the Board should reasonably determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier or (c) any Affiliate of any such entity described in clause (a) of this sentence or of any customer, distributor or supplier described in clause (b) of this sentence; *provided*, *however*, that no Key Holder or any Affiliate of any Key Holder shall be deemed to be a Competitor.

"***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

"***Deemed Liquidation Event***" has the meaning set forth for such term in the certificate of incorporation of the Company most recently filed with the Delaware Secretary of State that contains such a definition, whether or not the holders of outstanding shares of Common Stock elect otherwise by written notice sent to the Company as provided in such definition.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"***Fully Exercising Investor***" shall have the meaning set forth in Section 4.5.

"***GAAP***" means generally accepted accounting principles in the United States.

"***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

"***Investor Notice***" shall have the meaning set forth in Section 4.2.

"***IPO***" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

"***Key Holder***" means any stockholder of the Company that, individually or together with its Affiliates, holds at least 3% of the outstanding capital stock of the Company (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"***Lender Registrable Securities***" means the Common Stock issuable or issued upon the exercise of any Lender Warrant; *provided*, *however*, that before the holder of any Lender Warrant shall be entitled to exercise any rights under this Agreement, such holder must either (i) become a party to this Agreement as a "Lender" or (ii) agree to be bound by the terms of this Agreement related to registration rights applicable to the Lender Registrable Securities in a separate written agreement between such holder and the Company (including, without limitation, in a Lender Warrant).

"**Lender Warrant**" means any warrant to purchase shares of capital stock of the Company issued to banks, equipment lessors or other lenders pursuant to a debt financing or equipment leasing transaction where the Company's Board of Directors (the "**Board**") has approved the grant to the holder thereof of "piggyback" registration rights.

"**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, Derivative Securities and any rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for (in each case, directly or indirectly) such equity securities; *provided* *however*, that "New Securities" shall exclude (a) Exempted Securities (to the extent defined in the Restated Certificate) and (b) shares of Common Stock issued in the IPO.

"**Offer Notice**" shall have the meaning set forth in Section 4.1.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Pro Rata Amount**" means, for each Stockholder, that portion of the New Securities identified in an Offer Notice which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of any Derivative Securities then held, by such Stockholder bears to the total Common Stock of the Company then-outstanding (assuming full conversion and/or exercise, as applicable, of all Derivative Securities).

"**Registrable Securities**" means (a) the Common Stock issuable of the Company; (b) the Lender Registrable Securities, *provided*, *however*, that for the purposes of Sections 2.1, 2.2, 4 and 7.6 such Lender Registrable Securities shall not be deemed Registrable Securities and the Lenders shall not be deemed Stockholders; and (c) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (a) through (b) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 7.1.

"**Restated Certificate**" means the Company's Restated Certificate of Incorporation (as may be amended from time to time).

"**SEC**" means the Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Selling Stockholder Counsel**" means one counsel for the selling Stockholders.

"**Stock Sale**" means a sale by the Company's stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board and entered into by the Company.

2. INFORMATION RIGHTS.

2.1 Delivery of Financial Statements.

2.1.1 <u>Information to be Delivered</u>. The Company shall deliver the following to each Key Holder:

(a) as soon as practicable, but in any event within fifteen (15) days of being made available to the Company and no later than 45 days after the end of each fiscal year of the Company, the Company shall deliver, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year, all of which shall be unaudited.

(b) Consolidation. If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to Section 2.1.1 shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

2.1.2 <u>Suspension or Termination</u>. Notwithstanding anything else in this Section 2.1 to the contrary but subject to Section 6.1, the Company may cease providing the information set forth in this Section 2.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Section 2.1 shall be reinstated at such time as the Company is no longer actively employing its reasonable efforts to cause such registration statement to become effective.

2.2 Inspection. The Company shall permit each Key Holder, at such Key Holder's expense, and on such Key Holder's written request, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Key Holder; *provided, however*, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information that it reasonably and in good faith considers to be confidential information (unless covered by an enforceable confidentiality agreement, in form reasonably acceptable to the Company), a trade secret or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.3 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Section 2 unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 2.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any existing Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, but only if such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law if the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.   **Intentionally omitted.**

4.   **RIGHTS TO FUTURE STOCK ISSUANCES.**   Subject to the terms and conditions of this Section 4 and applicable securities laws, if the Company proposes to sell any New Securities, the Company shall offer to sell a portion of New Securities to each Stockholder as described in this Section 4. A Stockholder shall be entitled to apportion the right of first refusal hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate. The right of first refusal in this Section 4 shall not be applicable with respect to any Stockholder, if at the time of such subsequent securities issuance, the Stockholder is not an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act.

4.1   **Company Notice.** The Company shall give notice (the "*Offer Notice*") to each Stockholder, stating (a) its bona fide intention to sell such New Securities, (b) the number of such New Securities to be sold and (c) the price and terms, if any, upon which it proposes to sell such New Securities.

4.2   **Investor Right.**   By written notice (the "*Investor Notice*") to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to such Stockholder's Pro Rata Amount. In addition, each Stockholder that elects to purchase or acquire all of its Pro Rata Amount (each, a "*Fully Exercising Investor*") may, in the Investor Notice, elect to purchase or acquire, in addition to its Pro Rata Amount, a portion of the New Securities, if any, for which other Stockholder s were entitled to subscribe but that are not subscribed for by such Stockholders. The amount of such overallotment that each Fully Exercising Investor shall be entitled to purchase is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of any Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of any Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. A Stockholder's election may be conditioned on the consummation of the transaction described in the Offer Notice. The closing of any sale pursuant to this Section 4.2 shall occur on the earlier of one hundred and twenty (120) days after the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.3.

4.3   **Sale of Securities.** If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.2, the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.2, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the

Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Stockholder s in accordance with this Section 4.

4.4 **Alternate Procedure.** Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of Sections 4.1 and 4.2, the Company may elect to give notice to the Stockholders within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities, and the identities of the Persons to whom the New Securities were sold. Each Stockholder shall have twenty (20) days after the date the Company's notice is given to elect, by giving notice to the Company, to purchase up to the number of New Securities that such Stockholder would otherwise have the right to purchase pursuant to Section 4.2 above had the Company complied with the provisions of Sections 4.1 and 4.2 in connection with the issuance of such New Securities under the terms and conditions set forth in the Company's notice pursuant to this Section 4.4. Any Stockholders electing to purchase such New Securities shall also have rights of oversubscription to purchase New Securities that were purchasable by other Stockholders pursuant to the foregoing sentence but were not so purchased, and such rights of oversubscription shall be apportioned in a manner consistent with the apportionment among Fully Exercising Investors described in Section 4.2. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Stockholders.

5. **ADDITIONAL COVENANTS.**

5.1 **Insurance.** The Company shall, promptly following execution of this Agreement, obtain Directors and Officers liability insurance from a financially sound and reputable insurer in an amount no less than One Million Dollars ($1,000,000.00) and on such terms as determined by the Board, and shall maintain such insurance policies to until such time as the Board determines that such insurance should be discontinued.

5.2 **Employee Agreements.** The Company will cause each person now or hereafter employed or engaged by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets, or performing services that consist of the development of technology, to enter into a customary nondisclosure and proprietary rights assignment agreement or an employment or consulting agreement containing substantially similar terms.

5.3 **Qualified Small Business Stock.** The Company shall use commercially reasonable efforts to cause the shares of Common Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Code, to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; *provided, however*, that such requirement shall not be applicable if the Board determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

5.4   Board Matters. Intentionally omitted.

5.5   Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Restated Certificate, indemnification agreements or elsewhere, as the case may be.

5.6   Compliance with Anti-Corruption Laws.

5.6.1   The Company shall, and shall ensure that its Affiliates and its and their officers, directors, employees and agents shall, and shall use good faith efforts to ensure that its and its Affiliates' stockholders, partners and other equity holders (in connection with the business of the Company and its Affiliates) shall, comply with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and in any other applicable jurisdiction (the "***Anti-Corruption Laws***").

5.6.2   The Company shall establish and maintain an anti-corruption program (including amendments thereof) that is satisfactory to the Board (the "***Anti-Corruption Program***"), pursuant to which the Company and its subsidiaries shall have appropriate systems, safeguards, policies, procedures and training, sufficient to provide reasonable assurances that the Company and its subsidiaries, their respective directors, officers, employees and agents and any other person acting on their behalf act in compliance with Anti-Corruption Laws. Each of the Key Holders shall have the right, upon reasonable notice to the Company, to conduct their own assessment of the Anti-Corruption Program of the Company and its subsidiaries and the adherence by the Company and its subsidiaries to such program and applicable laws, including Anti-Corruption Laws, and may recommend any appropriate modification to the Board. Any such recommendations to the Board shall be considered by the Board in good faith.

6.   TERMINATION.

6.1   Generally. The covenants set forth in Section 2.1, Section 2.2 and Section 4 shall terminate and be of no further force or effect upon the earliest to occur of: (a) immediately before the consummation of the IPO; (b) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (c) upon a Deemed Liquidation Event or a Stock Sale.

7. **GENERAL PROVISIONS.**

   7.1 **Successors and Assigns.** The rights under this Agreement may be assigned (but only with all related obligations) by a Stockholder to a transferee of Registrable Securities that (a) is an Affiliate, partner, member, limited partner, retired or former partner, retired or former member, or stockholder of a Stockholder or such Stockholder's Affiliate; (b) is a Stockholder's Immediate Family Member or trust for the benefit of an individual Stockholder or one or more of such Stockholder's Immediate Family Members; (c) after such transfer, holds at least two percent (2%) of the shares of Registrable Securities (or if the transferring Stockholder owns less than two percent (2%) of the Registrable Securities, then all Registrable Securities held by the transferring Stockholder); or (d) is a venture capital fund that is controlled by or under common control with one or more general partners or managing partners or managing members of, or shares the same management company with, the Stockholder; *provided, however*, that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (ii) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (A) that is an Affiliate, limited partner, retired or former partner, member, retired or former member, or stockholder of a Stockholder or such Stockholder's Affiliate; (B) who is a Stockholder's Immediate Family Member; or (C) that is a trust for the benefit of an individual Stockholder or such Stockholder's Immediate Family Member shall be aggregated together and with those of the transferring Stockholder. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

   7.2 **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

   7.3 **Counterparts; Facsimile.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   7.4 **Titles and Subtitles.** The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

   7.5 **Notices.** All notices, requests, and other communications given, made or delivered pursuant to this Agreement shall be in writing and shall be deemed effectively given, made or delivered upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid;

or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Company, it shall be sent to 645 11th Avenue York, NY 10036, marked "Attention: Zac Moseley"; and a copy (which shall not constitute notice) shall also be sent to Martin Shell, The Shell Law Firm, PLLC, 11 Broadway, Suite 615, New York, NY 10004. If no facsimile number is listed on Schedule A for a party (or above in the case of the Company), notices and communications given or made by facsimile shall not be deemed effectively given to such party.

7.6   Amendments and Waivers. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance, and either retroactively or prospectively) only by a written instrument executed by the Company and holders of Common Stock holding at least 50% of the outstanding capital stock of the Company; provided that (i) any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party; and (ii) the Company may, without the consent or approval of any other party hereto, cause additional persons to become party to this Agreement as Investors or Lenders pursuant to Section 7.14 hereto and amend Schedule A hereto accordingly. Any amendment, termination, or waiver effected in accordance with this Section 7.6 shall be binding on each party hereto and all of such party's successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

7.7   Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

7.8   Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.9   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled and replaced with this Agreement.

7.10   Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

7.11   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.12   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (a) otherwise provided in this Agreement, or (b) any such controversies or claims for which a provisional remedy or equitable relief is sought, shall be submitted to mandatory, final and binding arbitration before the Judicial Arbitration and Mediation Service ("*JAMS*"), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. Either party may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with JAMS and giving a copy of such demand to each of the other parties to this Agreement. The parties will cooperate with JAMS and with each other in promptly selecting an arbitrator from JAMS' panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. If no agreement as to selection of an arbitrator can be reached within thirty (30) days after delivery of the written demand for arbitration, then the parties shall request that JAMS select an arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement. The arbitration shall take place in New York, New York, and shall be conducted in accordance with the Comprehensive Arbitration Rules and Procedures (the "*Comprehensive Rules*") of JAMS then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. Discovery shall be conducted in accordance with the Comprehensive Rules, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

7.13   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.14   Additional Investors and Lenders. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Common Stock after the date hereof, any purchaser of such shares of Common Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. In addition, notwithstanding anything to the contrary contained herein, if the Company issues any Lender Warrant, any recipient of a Lender Warrant may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a "Lender" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor or Lender, so long as such additional Investor or Lender has agreed in writing to be bound by all of the obligations as an "Investor" or a "Lender" hereunder, as applicable.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this **Stockholder Rights Agreement** as of the date first written above.

COMPANY:

CABOTAGE CORPORATION

By **Signature:** _Zac Moseley (Aug 16, 2024 09:44 EDT)_

 Email: zacm@classiccarclub.com

Name: Zac Moseley

Title: CEO

IN WITNESS WHEREOF, the parties hereto have executed this **Stockholder Rights Agreement** as of the date first written above.

INVESTOR:

Philip Reuben Abbott

Signature: *P.abbott*
P.abbott (Aug 16, 2024 14:48 GMT+1)

Email: phil@revolutionracecars.com

IN WITNESS WHEREOF, the parties hereto have executed this **Stockholder Rights Agreement** as of the date first written above.

INVESTOR:

Nigel Redwood

Signature: [signature]

Email: nigel@revolutionracecars.com

SCHEDULE A

List of Stockholders

Name and Address of Stockholder	Number of Shares of Common Stock Initially Held
Philip Reuben Abbott	1,239,429
Nigel Redwood	309,857

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

ii.   Custodian will provide Client with a confirmation of the pending transfer.

iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i.   A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii.   A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii.   A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv.   In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c)   Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d)   Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e)   Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f)   Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1.   Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder.   Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv. Custodian service partners are unable to support Client's use;

    v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi. Client fails to pay fees for a period of 90 days; or

    vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. **Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. **Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. **Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. **Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. **Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                       Attn:

                                       Email:

(v9/24)

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	
MMI wallets (exclusive of NFT holdings)	$_____
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____]$ and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   <u>**MMI SERVICES**</u>: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   <u>**NFT SERVICES:**</u> See https://www.bitgo.com/legal/nft-service-terms

III.   <u>**STAKING SERVICES:**</u> See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1. <u>Appointment</u>. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

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the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices: